Exhibit 12.1

Leggett & Platt, Incorporated and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(Amounts in millions of dollars)

	Nine Months Ended September 30,		Twelve Months Ended December 31,
	2017	2016	2016	2015	2014	2013	2012
Earnings:
Pre-tax income from continuing operations including equity-method investment earnings (a)	$321.4	$377.1	$487.1	$449.8	$295.5	$237.6	$287.5
Add:
Interest expense and amortization of interest rate swaps and debt discount and premium on all indebtedness (including amount capitalized)	31.4	29.4	39.4	41.8	42.3	45.2	44.0
Portion of rental expense under operating leases representative of an interest factor (b)	14.0	14.3	17.1	17.3	17.0	16.5	16.0
Amortization of capitalized interest	.8	.8	.8	1.0	1.0	.9	.9
Less:
Equity-method investment (earnings) loss	(.3)	(.3)	(.5)	(.4)	(.3)	(.5)	(.6)
Interest capitalized	(.2)	(.5)	(.6)	(.7)	(.5)	(.5)	(.6)

Total Earnings (c)	$367.1	$420.8	$543.3	$508.8	$355.0	$299.2	$347.2

Fixed Charges:
Interest expense and amortization of interest rate swaps and debt discount and premium on all indebtedness	$31.2	$28.9	$38.8	$41.1	$41.8	$44.7	$43.4
Interest capitalized	.2	.5	.6	.7	.5	.5	.6
Portion of rental expense under operating leases representative of an interest factor (b)	14.0	14.3	17.1	17.3	17.0	16.5	16.0

Total Fixed Charges	$45.4	$43.7	$56.5	$59.1	$59.3	$61.7	$60.0

Ratio of Earnings to Fixed Charges	8.1	9.6	9.6	8.6	6.0	4.8	5.8

Pro Forma Ratio of Earnings to Fixed Charges (d)	7.0		7.8

(a)	2012 and 2013 amounts have been retrospectively adjusted to reflect the reclassification of certain operations to discontinued operations.
(b)	Estimated portion of rent expense representing interest.
(c)	Earnings consist principally of income from continuing operations before income taxes, plus fixed charges less capitalized interest. Fixed charges consist principally of interest costs.
(d)	Pro forma ratio of earnings to fixed charges for the periods indicated were computed assuming that the average outstanding commercial paper at year-end 2016 and third quarter of 2017 was refinanced as of January 4, 2016 and January 2, 2017, respectively, using proceeds from the Company’s 3.50% Senior Notes due 2027.